Axial Vector Engine Corp.
One World Trade Center
121 S.W. Salmon St.
Portland, Oregon 97204

May 29, 2007

U.S. Securities and Exchange Commission
Attn: Jeanne Bennett
Division of Corporate Finance
MS 6010
Washington, D.C. 20549

Re: Form 8-K filed May 18, 2007
File No. 000-49698

Dear Ms. Bennett:

In response to your comments dated May 21, 2007, we reply as follows. We shall sequentially list each comment and immediately follow with our reply.

Item 4.01

1.
We note that you are reporting that you have engaged a new audit firm Silberstein Serota, and that your former auditor Ronald Silberstein is affiliated with your new audit firm. In an amendment, please clarify the nature of the affiliation, and whether the firms have merged. Please state whether your former auditor resigned, was dismissed or declined to stand for re-election; and state the date thereof. Also disclose the date on which you engaged the new audit firm.

In reply to this comment, we have amended our Form 8-K accordingly. According to Ron Serota, CPA, the P.L.L.C. is affiliated in the following manner: First, the P.L.L.C. is a non-controlling shareholder of Silberstein Serota, CPA’s, P.C. Second, prior to May 27, 2007, Mr. Ronald Silberstein was an officer of Silberstein Serota, CPA’s, P.C., and served as the corporate secretary. Third, Mr. Silberstein is an associated accountant of Silberstein Serota, CPA’s, P.C. as reported on Form 1 on file with the Public Company Accounting Oversight Board (“PCAOB”). As of the date of this response, Mr. Silberstein is no longer an officer of the new principal certifying accountant, which will now be called Ronald Serota, CPA, P.C.

2.	In the amendment, please provide the representations concerning your former auditor required by Item 304(a)(1) of Regulation S-B.

U.S. Securities and Exchange Commission
Attn: Jeanne Bennett
Division of Corporate Finance
May 29, 2007

In reply to this comment, we have amended our Form 8-K accordingly.

3.	Please also present the representations concerning your new audit firm required by Item 304(a)(2) of Regulation S-B.

In reply to this comment, we have amended our Form 8-K accordingly.

4.
In order for the former accountants to provide you with the letter required by Item 304(a)(3) of Regulation S-B, please give a copy of the amended filing to them as soon as possible. You must provide a copy of the filing to them no later than the date on which you file the amended Form 8-K with the Commission.

In reply to this comment, we have provided a copy of the amended Form 8-K to our prior accountant.

5.
Please file the amended Form 8-K for Item 4.01 and the required confirming auditors’ letter as Exhibit 16.1 to the amended Form 8-K, immediately. The filing was due on the fourth business day following the date of change.

Please note that our prior auditor received our Form 8-K on the same day in which it was filed (May 18, 2007) and we have received no letter from our prior accountant disputing the facts contained therein. We have requested that our prior certifying accountant provide us with a letter addressed to the SEC stating whether or not he agrees with the statements made by us within the amended Form 8-K.

Item 5.01

6.
We see that you have disclosed the resignation of officers as Item 5.01, rather than as Item 5.02. In the amendment please revise to report the resignations as Item 5.02, or explain to us why this is not necessary.

U.S. Securities and Exchange Commission
Attn: Jeanne Bennett
Division of Corporate Finance
May 29, 2007

In reply to this comment, we have amended our Form 8-K accordingly.

As further requested in the comment letter, we confirm that we are responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely Yours,

Axial Vector Engine Corp.

/s/ Samuel Higgins
By: Samuel Higgins, President